Exhibit 99.Section 19(a)

EXHIBIT 4: SECTION 19(a) NOTICE TO FUND’S SHAREHOLDERS

TEKLA HEALTHCARE OPPORTUNITIES FUND

Notification of Sources of Distribution

Distribution Paid Date: October 31, 2014

Distribution Amount Per Common Share:                $0.1125

The following table sets forth the estimated amounts of the current distribution, payable October 31, 2014, and the cumulative distributions paid this fiscal year-to-date from the following sources: net investment income, net realized short-term capital gains, net realized long-term capital gains, and return of capital or other capital source.  All amounts are expressed per common share.

	Current Distribution	Percentage Breakdown of Current Distribution	Total Cumulative Distributions for the Fiscal Year to Date(1)	Percentage Breakdown of the Total Cumulative Distributions for the Fiscal Year to Date
Net Investment Income	$0.0000	0%	$0.0000	0%
Net Realized ST Cap Gains	$0.1125	100%	$0.1125	100%
Net Realized LT Cap Gains	$0.0000	0%	$0.0000	0%
Return of Capital or Other Capital Source	$0.0000	0%	$0.0000	0%
TOTAL (per common share):	$0.1125	100%	$0.1125	100%

The table below includes information relating to fund’s performance based on its NAV for certain periods.

Average annual total return at NAV for the period from inception through September 30, 2014(2)	N/A
Annualized current distribution rate expressed as a percentage of NAV as of September 30, 2014	6.98%
Cumulative total return at NAV for the period from inception through September 30, 2014(3)	2.02%
Cumulative fiscal year-to-date distribution rate expressed as a percentage of NAV as of September 30, 2014	0.58%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution plan.

The composition of this and subsequent distribution may vary from month to month because it may be materially impacted by future realized gains and losses on securities.  The aggregate of the net unrealized appreciation of portfolio securities and net realized gains on sale of securities is $38,859,279, of which $33,983,144 represents net unrealized appreciation of portfolio securities.

The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

(1)    The Fund’s current fiscal year began on October 1, 2014.

(2)    Inception date was July 29, 2014, which is the date of the initial public offering.

(3)    Cumulative total return at NAV is the percentage change in the Fund’s NAV including distributions paid and assuming the reinvestment of those distributions for the period of July 29, 2014 through September 30, 2014.

Tekla Healthcare Opportunities Fund

CUSIP: 879105104

www.teklacap.com

Tekla Capital Management LLC

2 Liberty Square, 9th Floor

Boston, Massachusetts 02109

617-772-8500

Fax: 617-772-8577

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